Mail Stop 3561



								August 8, 2005



Stephen E. King, Chief Executive Officer
1400 N. Providence Road, Suite 6010
Media, PA 19063

		RE:	Synova Healthcare Group, Inc.
			Registration Statement on Form SB-2
			Commission File No. 333-123498
			Amendment Filed: July 27, 2005

Dear Mr. King:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note the Commission`s new address: 100 F Street, N.E., Washington, DC 20549.
Business, page 21
2. We note your response to our prior comment 13 that to your knowledge ABI does not sell the same products as are licensed to you.
We note references online to Applied Biotech, Inc. product RU25
Plus
FSH Menopause Test. Please advise or revise your disclosure accordingly.
3. We note the disclosure that if you fail to purchase at least 600,000 units of products covered by the agreement with ABI, the agreement may be terminated within 60 days from the contract year end. Please disclose when the year end is and whether you met this term of the agreement for the most recent completed contract year.

Synova Healthcare, Inc. December 31, 2004 Financial Statements

Report of Independent Registered Public Accounting Firm, F-4
4. We noted in Note 2 of the financial statements on F-13 that the company restated the December 31, 2004 balances for a correction of an error found subsequent to the issuance of your financial statements. Please clarify why the audit opinion issued does not reflect this finding. Please direct your auditor to refer to Sections 530.8 and 561 of the Codification of Statements on Auditing
Standards and revise the report as appropriate.

Part II - Information Not Required in Prospectus

Exhibits
5. Revise your legality opinion to indicate that opinion opines upon
Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting those laws.
      Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay
Ingram at (202) 551-3397, or to Pamela Howell, who supervised the review of your filing, at (202) 551-3357.

      Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies



cc. Michael Pollner, Esq.
      215-832-5637 by facsimile





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Stephen E. King
Synova Healthcare Group, Inc.
August 8, 2005
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